

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

February 16, 2010

By Facsimile and U.S. Mail

Mr. Mark D. Waltermire
Chief Financial Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

> Re: **The Laclede Group, Inc. & Laclede Gas Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed November 20, 2009**
> **File Nos. 1-16681 & 1-1882**

Dear Mr. Waltermire:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2009

1. Summary of Significant Accounting Policies, page 49

Natural Gas Receivable, page 53

1.   Please explain to us the terms of your park and loan transactions. A detailed example of
        both a park and loan transaction, including the relevant journal entries used to record the
        transactions throughout their entire cycle, would facilitate our review. Further, citing for
        us the applicable GAAP literature used please explain to us why such transactions are
        accounted for at carrying value as opposed to fair value. Also, explain to us and disclose
        how you are accounting for the NYMEX gas contracts, and provide to us the supporting
        journal entries used to account for such contracts. Please include in your explanation
        how you are classifying the park and loan transactions, and the NYMEX contracts, on
        your consolidated statements of income and cash flows. Lastly, provide to us a summary
        of prevailing industry practice regarding the classification of park and loan transactions
        on the statements of income and cash flows. Please be detailed in your response.

11. Derivative Instruments and Hedging Activities, page 72

2.   We note your derivative assets and liabilities presented within this footnote do not agree
        to your balance sheet given the disclosure requirement to present derivative instruments
        on a gross basis.   Please provide a reconciliation to the net amounts of derivative assets
        and liabilities classified on your balance sheet in future filings.

* * * *

        Please respond to these comments through correspondence over EDGAR within 10
business days or tell us when you will provide us with a response. Please furnish a letter that
keys your responses to our comments and provides any requested information. Detail letters
greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand
that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief